EZCHIP LOGO	EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

August 30, 2012

Mr. Stephen Krikorian
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	EZchip Semiconductor Ltd.
Form 20-F for the fiscal year ended December 31, 2011
Filed March 29, 2012
File No. 000-20860

Dear Mr. Krikorian:

We are submitting this letter in response to your letter dated August 15, 2012 in which the staff of the Division of Corporation Finance (the “Staff”) provided comments to the Form 20-F filed by EZchip Semiconductor Ltd. (the “Company”) on March 29, 2012.

Set forth below are the responses to the Staff’s comments. For your convenience, the text of each comment is reproduced in italics before our response.

* * *

Item 6. Directors, Senior Management and Employees, page 34

1.      It appears that you have not identified the chairperson of the Audit Committee although your disclosure on page 38 indicates that an outside director must serve as the chair of the Audit Committee. Please tell us in the response letter who serves as the chair of the Audit Committee and confirm that you will include this disclosure in future filings.

Please be advised that the chairperson of the Audit Committee is Mr. David Schlachet, who is an outside director as defined in the Israeli Companies Law.  We will provide the identity of the chairperson in future filings.

Item 11. Quantitative and Qualitative Disclosures about Market Risk, page 64

2.      Please tell us your consideration of providing sensitivity analysis disclosures for your currency exchange rate risk and interest rate risk.  Refer to Item 11(a)(1)(ii)(a) of Form 20-F.

In Item 11 of the 2011 Form 20-F, the Company sought to provide quantitative information concerning its exposure to exchange rate risks that expressed the magnitude of the actual effect of exchange rate fluctuations on its operating expenses and financial expenses (in the latter case, mainly due to employment related balance sheet items that are denominated in a non-U.S. currency) during the year ended December 31, 2011. In addition, the Company provided the material disclosure concerning its exposure to fluctuations in interest rates, which relates primarily to the Company’s investment in marketable securities and bank deposits.

In response to the Staff’s comment, the Company has again reviewed the three disclosure alternatives for quantitative information about market risk set forth in Item 11(a)(1) of Form 20-F and intends in its 2012 Form 20-F and future filings to present a sensitivity analysis based on hypothetical changes in foreign currency exchange rates and in interest rates over the course of the year in addition to the actual effect of fluctuations, as previously presented in the 2011 Form 20-F.  We have attached as an Exhibit A to this letter a mock-up of such presentation based on the 2011 calendar year.

In connection with responding to the Staff comments, the undersigned, Dror Israel, acknowledges on behalf of the Company that:

•	The Companyis responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, please do not hesitate to contact me at (+972) 4-959-6602 or our counsel, Mr. Steven Glusband of Carter Ledyard & Milburn LLP at (212) 238-8605.

Very truly yours, /s/Dror Israel EZchip Semiconductor Ltd. Chief Financial Officer

EXHIBIT A

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

General

Market risks relating to our operations result primarily from currency fluctuations, changes in the market value of our investments and changes in interest rates.

Currency Exchange Rate Risk Management

Our functional currency is the U.S. dollar, and most of our revenue is denominated in U.S. dollars. However, a significant portion of the cost of our operations, mainly personnel costs of our operations in Israel, is incurred in NIS. Therefore, our NIS-related costs, as expressed in U.S. dollars, are influenced by the exchange rate between the U.S. dollar and the NIS. In addition, NIS-linked balance sheet items, mainly employment related, may create foreign exchange gains or losses, based on changes in the exchange rate between the U.S. dollar and the NIS at the beginning and end of the reporting period, consequently affecting our net income and earnings per share.

We attempt to limit our exposure to currency exchange rate risk by using various hedging techniques, including forward and option contracts and through "natural" hedging, i.e., attempting to maintain similar levels of assets and liabilities in NIS and U.S. dollars, to the extent commercially feasible. In addition, the research and development participation grants we receive from the Israeli Office of Chief Scientist are paid in NIS and hedge a portion of the personnel costs of our operations in Israel.  However, we cannot eliminate the effects of currency fluctuations altogether. Exchange rate fluctuations resulting in a devaluation of the U.S. dollar compared to the NIS could have a material adverse impact on our operating results and share price.

We carry out transactions involving foreign currency exchange derivative financial instruments. The transactions are designed to hedge our exposure in NIS against the U.S. dollar. We recognize derivative instruments as either assets or liabilities and measure those instruments at fair value in accordance with FASB ASC 815. If a derivative meets the definition of a cash flow hedge and is so designated, changes in the fair value of the derivative are recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative designated as a hedge is recognized in earnings. If a derivative does not meet the definition of a hedge, the changes in the fair value are included in earnings.

As of December 31, 2011, we had a notional amount of $15.8 million of outstanding forward and options contracts. These contracts are for a period of up to 12 months. Our accumulated other comprehensive income as of such date included $0.7 million unrealized loss on the forward and options contracts.

    The net effect of the above-described risks stemming from currency exchange rate fluctuations on our net income can be further quantified in a hypothetical manner as follows:

    An increase or decrease of 10% in the value of the NIS relative to the U.S. dollar in the year ended December 31, 2011 would have resulted in a $1.3 million decrease or increase, respectively, to our net income for the year ended December 31, 2011.

    In 2011, the net effect of the change in value of the U.S. dollar against the NIS resulting from balance sheet exposure was immaterial.

Cash Investments, Marketable Securities and Interest Rate Risk Management

Our cash investment policy seeks to preserve principal and maintain adequate liquidity while maximizing the income we receive from our investments without significantly increasing the risk of loss. To minimize investment risk, we maintain a diversified portfolio across various maturities, types of investments and issuers, which may include, from time to time, money market funds, U.S. and Israeli government bonds, corporate debt and bank deposits. Our cash management policy does not allow us to purchase or hold derivative or commodity instruments, structures or "sub-prime" related holdings (such as auction rate securities and collateralized debt obligation) or other financial instruments for trading purposes.

As of December 31, 2011, we had $19.1 million in cash and cash equivalents, $67.0 million in short term deposits and $40.7 million in marketable securities. As of such date our marketable securities portfolio was composed of investment grade government and corporate bonds bearing average annual interest rates of approximately 1.8%, with average maturities of 21 months (maximum maturities of 4 years).

The performance of the capital markets affects the values of the funds we hold in marketable securities. These assets are subject to market fluctuations, such as the declines experienced in 2008 and the first six months of 2009. In such case, the fair value of our investments may decline. As of December 31, 2011, net unrealized loss in our marketable securities portfolio totaled $0.3 million. We periodically monitor our investments for adverse material holdings related to the underlying financial solvency of the issuers of the marketable securities in our portfolio.

Our exposure to market risk for changes in interest rates relates primarily to our investment in marketable securities and bank deposits. Investments in both fixed rate and floating rate interest bearing securities carry a degree of interest rate risk. The fair market value of fixed rate securities may be adversely impacted due to a rise in interest rates, resulting in unrealized gains/losses and therefore not directly affecting our net income, while floating rate securities may produce less income than predicted if interest rates fall. Due in part to these factors, our future financial results may be negatively affected in the event that interest rates fluctuate. An increase of 1% to interest rates over the course of the entirety of the year ended December 31, 2011 would have increased our financial income by approximately $0.8 million.